Exhibit 99.1

Orckit Announces Court Approval to
Convene Meetings to Approve Creditor Arrangement and
Notice of Extraordinary General Meeting

TEL AVIV, Israel, April 14, 2014 -- Orckit Communications Ltd. (OTCQB: ORCT) (the "Company") today announced that the District Court of Tel Aviv has approved the Company's request to convene meetings of its creditors and shareholders to consider a proposed arrangement among the Company and its wholly-owned subsidiary Orckit Corrigent Ltd., on the one hand, and its Series A note holders, Series B note holders and certain other creditors, on the other hand, pursuant to Section 350 of the Israeli Companies Law.

An Extraordinary General Meeting of Shareholders will be held on Wednesday, May 14, 2014 at 2:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is April 22, 2014. A proxy statement describing the matters on the agenda and a proxy card for use by shareholders that cannot attend the meeting in person will be sent by mail to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is the approval of the aforesaid arrangement and related matters, including an amendment to the Company's articles of association. The proposal requires the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the shares voting on the matter.

The quorum for the meeting is the presence, in person, by proxy or by written ballot, of at least two shareholders holding at least 25% of the Company's outstanding Ordinary Shares. If a quorum is not present, the meeting will be adjourned to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the Ordinary Shares represented at the meeting in person, by proxy or by written ballot, and voting on the question of adjournment.  We expect the adjourned meeting, if applicable, to be scheduled for May 15, 2014 at 2:00 p.m. (Israel time), at the offices of our company. At an adjourned meeting, any two shareholders present in person, by proxy or by written ballot, will constitute a quorum.

The creditor meeting was scheduled for May 4, 2014 at 2:00 p.m. (Israel time).

Representatives of the Company and the note holders have reached an agreement in principle regarding the proposed creditor arrangement, but the definitive terms and provisions of the proposed arrangement have not yet been finalized. There can be no assurance that a definitive agreement will be reached and approved by the creditors and the shareholders of the Company.  Under applicable law, the arrangement also requires the approval of the Tel Aviv District Court and the Tel Aviv Stock Exchange.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit was founded in 1990 and became publicly traded in 1996. Orckit's shares are traded on the OTCQB and the maintenance list of the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT.

Contacts

Orckit Communications Ltd.
Oren Tepper, phone: 0097236945260
email: orent@orckit.com